AMERICAN SPECTRUM

October 3, 2008

Jorge Bonilla, Senior Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	American Spectrum Realty, Inc. File No. 001-16785
Dear Mr. Bonilla:
     We are writing in response to your letter dated October 2, 2008. The following is our response to the comment in your letter.
Comment 1
     The Company understands the Commission’s comment and will comply as indicated beginning with our Form 10-Q for the nine months ended September 30, 2008.

     We hereby acknowledge the following:
•	The company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, American Spectrum Realty, Inc.
/s/ William J. Carden
William J. Carden
Chief Executive Officer

ORANGE COUNTY / HOUSTON
AMERICAN SPECTRUM REALTY, INC.  •  5850 San Felipe  •  Suite 450  •  Houston, TX 77057
PH/ 713.706.6200  •  FX/ 713.706.6201
www.americanspectrum.com